UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  June 25, 2007

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

PGS - ADDITIONAL INFORMATION REGARDING MTEM

JUNE 25, 2007: OSLO, NORWAY, Petroleum Geo-Services ASA ('PGS') (OSE and NYSE:
PGS) announced last week that the Company had entered into a definitive agreement to acquire MTEM Ltd for a price of USD 275 million on a debt free basis.

The transaction is expected to be closed around June 29, 2007. The information below is filed to satisfy the requirements from the Oslo Stock Exhange in relation to information regarding substantial transactions in listed companies.

KEY FINANCIAL NUMBERS FOR MTEM LTD.

                                                  Quarter ended              14 months period ended
                                                     March 31,                   December 31, 2006         12 months period ended
                                                                                     Audited              October 31, 2005 Audited
                                                 2007             2006
(In thousands of British pounds)              Unaudit           Unaudited

Revenues                                (pound) 1,429      (pound)  42             (pound) 518                    (pound) -
Operating profit                               (1,316)            (793)                 (4,323)                      (2,226)
Net result                                     (2,159)          (1,093)                 (6,403)                      (2,568)

Cash (period end)                               2,260              915                   2,104                          876
Total assets (period end)                       5,065            1,602                   3,828                        1,505
Long-term liabilities(period end)              14,020            5,204                  11,859                        3,235
Shareholders equity (period end)      (pound) (10,905)  (pound) (4,057)         (pound) (8,746)              (pound) (2,343)


MTEM has a robust, patent protected technology and the company currently has several supplementary patent applications pending. The technology is highly complementary to PGS' own development of towed EM, the technologies together positioning PGS to address the emerging EM market.

MTEM was established in 2004 as a spin-out from the University of Edinburgh, Scotland. MTEM's technology is differentiated from competing EM technologies in that it is cable based, not node based, hence allowing acquired data to be accessed real-time. This provides the possibility to continue recording data until the quality is satisfactory before moving the equipment, reducing the risk of having to repeat the process and improving on time to delivery. Experienced personnel from international oilfield service and seismic companies have recently been recruited into the company and the integration of MTEM into PGS' global business platform will further bolster the commercial acumen within the business. MTEM currently operates two onshore crews and one offshore crew. It has its headquarters in Edinburgh, Scotland and has 67 employees and satellite offices in Houston, Calgary and Aberdeen. The company is in the early phase of commercialization.

                                      ****

Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2006. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

FOR DETAILS, CONTACT:
OLA BOSTERUD
Phone:   +47 67 52 64 00
Mobile: +47 90 95 47 43

CHRISTOPHER MOLLERLOKKEN
Phone:   +47 67 51 43 16
Mobile: +47 90 27 63 55

US INVESTOR SERVICES
Katrina Parrott
Phone: +1 281 509 8000

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

     June 26, 2007                           /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager